UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           MAGNA INTERNATIONAL INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                       CLASS A SUBORDINATE VOTING SHARES
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   559222401
                      -----------------------------------
                                (CUSIP Number)

                               Jeffrey O. Palmer
                           Executive Vice-President
                           Magna International Inc.
                                337 Magna Drive
                            Aurora, Ontario L4G 7K1
                                (905) 726-2462

                               Scott M. Freeman
                               Sidley Austin LLP
                              787 Seventh Avenue
                            New York City, NY 10019

------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                 May 10, 2007
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
                                      13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 2 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Donald Walker
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            876,638
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                876,638
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              876,638
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.8%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
                                      13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 3 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Siegfried Wolf
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Austria
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            610,500
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                610,500
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              610,500
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.6%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
                                      13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 4 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Vincent J. Galifi
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            368,707
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                368,707
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              368,707
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.3%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
                                      13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 5 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Jeffrey O. Palmer
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            149,063
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                149,063
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              149,063
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
                                      13D
----------------------                              ---------------------------
CUSIP No. 559222401                                          Page 6 of 14 Pages
----------------------                              ---------------------------


-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS:  Peter Koob
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP          (a)  |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany
-------------------------------------------------------------------------------
         NUMBER OF       7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY            166,720
          OWNED BY     --------------------------------------------------------
            EACH         8      SHARED VOTING POWER
         REPORTING
           PERSON               0
            WITH       --------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                166,720
                       --------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              166,720
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

Introduction

This Statement is being filed to report the entry by Magna International Inc., a corporation existing under the laws of the Province of Ontario (the "Company"), Open Joint Stock Company Russian Machines ("RM"), Veleron Holding B.V. ("RM Sub"), the Stronach Trust, 445327 Ontario Limited ("445327", and together with RM, RM Sub, the Stronach Trust, and Mr. Frank Stronach, the "Major Investors") and the Reporting Persons (as defined below) into an agreement (the "Transaction Agreement") providing for, among other things, the formation of a new entity ("Newco"), owned by 445327 (indirectly, through a wholly-owned subsidiary), RM Sub and the Reporting Persons for the purpose of holding, acquiring, voting and disposing of Class A Subordinate Voting Shares (the "Class A Shares") of the Company and Class B Shares of the Company ("Class B Shares"), each of which is convertible into one Class A Share of the Company at the option of the holder thereof.

Item 1. Security and Issuer.

      This Statement on Schedule 13D relates to the Class A Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2. Identity and Background.

      This Statement is being filed by Siegfried Wolf ("Mr. Wolf"), Donald J. Walker ("Mr. Walker"), Vincent J. Galifi ("Mr. Galifi"), Peter Koob ("Mr. Koob") and Jeffrey O. Palmer ("Mr. Palmer", and together with Mr. Wolf, Mr. Walker, Mr. Galifi and Mr. Koob, the "Reporting Persons").

      Mr. Wolf is a citizen of Austria. His present principal occupation is Co-Chief Executive Officer of the Company. His business address is: c/o Magna International Europe, Magna - Strasse 1, A-2522, Oberwaltersdorf, Austria.

      Mr. Walker is a citizen of Canada. His present principal occupation is Co-Chief Executive Officer of the Company. His business address is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

      Mr. Galifi is a citizen of Canada. His present principal occupation is Executive Vice-President and Chief Financial Officer of the Company. His business address is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

      Mr. Koob is a citizen of the Federal Republic of Germany. His present principal occupation is Executive Vice-President, Corporate Development of the Company. His business address is: c/o Magna International Europe, Magna - Strasse 1, A-2522, Oberwaltersdorf, Austria.

      Mr. Palmer is a citizen of Canada. His present principal occupation is Executive Vice-President of the Company. His business address is: Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

      During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      No funds or other consideration were provided by any Reporting Person contemporaneously with the execution of the Transaction Agreement, and upon consummation of the transactions contemplated by the Transaction Agreement the Reporting Persons will contribute Class A Shares to Newco in exchange for shares of capital stock of Newco. See Item 6 for a description of the Transaction Agreement.

Item 4. Purpose of Transaction.

      The purpose of the arrangements described in Item 6 below is to accelerate the Company's strategic efforts to capitalize on the growth opportunities within the Russian and other automotive markets, and align the interests of the Reporting Persons, RM and the Stronach Trust with respect to the Company.

      Mr. Frank Stronach ("Mr. Stronach") (in his capacity as Chairman of the Board of the Company or otherwise), the Stronach Trust and 445327 have indicated that they may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class A Shares. The Major Investors and Newco may from time to time acquire or dispose of beneficial ownership of additional Class A Shares (including by acquiring or disposing of beneficial ownership of additional Class B Shares) in the open market, in privately negotiated transactions or otherwise.

      The Reporting Persons may from time to time acquire or dispose of beneficial ownership of additional Class A Shares (including by acquiring or disposing of beneficial ownership of additional Class B Shares) in the open market, in privately negotiated transactions or otherwise.

      Except as indicated in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, such plans and proposals may have been considered, and may from time to time hereafter be considered, by Mr. Stronach in his capacity as a director and/or officer of the Company, as trustee of the Stronach Trust, or otherwise, and by the Reporting Persons.

Item 5. Interest in Securities of Issuer.

      The information on the cover pages is incorporated herein by reference.

      Mr. Walker is the beneficial owner of 876,638 Class A Shares, comprised of 60,000 Class A Shares, 10,000 Class B Shares which are convertible into 10,000 Class A Shares, 146,037 restricted Class A Shares, 548 Class A Shares issuable upon conversion of CDN$50,000 of the Company's 6.5% Convertible Subordinated Debentures (the "Debentures") and 660,053 options to acquire Class A Shares, all of which are presently exercisable.

      Mr. Wolf is the beneficial owner of 610,500 Class A Shares, comprised of 54,199 Class A Shares, 329,248 restricted Class A Shares and 227,053 options to acquire Class A Shares all of which are presently exercisable.

      Mr. Galifi is the beneficial owner of 368,707 Class A Shares, comprised of 5,273 Class A Shares, 66,971 restricted Class A Shares, 2,193 Class A Shares issuable upon conversion of CDN$200,000 of the Debentures, 268,900 options to acquire Class A Shares, all of which are presently exercisable, and an aggregate of 25,370 Class A Shares held in the name of family members sharing the same residence.

      Mr. Koob is the beneficial owner of 166,720 Class A Shares, comprised of 11,020 Class A Shares and 155,700 options to acquire Class A Shares.

      Mr. Palmer is the beneficial owner of 149,063 Class A Shares, comprised of 18,625 Class A Shares, 438 Class A Shares issuable upon conversion of CDN$40,000 of the Debentures and 130,000 options to acquire Class A Shares.

      None of the Reporting Persons have effected any transactions in the Class A Shares during the past sixty days. Each Reporting Person disclaims beneficial ownership of all the Class A Shares owned by each other Reporting Person.

      The Reporting Persons may be deemed to be part of a group together with RM, RM Sub, the Stronach Trust, and 445327 and therefore deemed to beneficially own the Class A Shares beneficially owned by the Major Investors, but no Reporting Person affirms the existence of any such group and each Reporting Person disclaims beneficial ownership of any such shares.

      Based on information provided in the Company's latest publicly available reports and information provided by the Major Investors, the beneficial ownership of Class A Shares by the Major Investors is as set forth below:

      Mr. Stronach beneficially owns 100,000 Class A Shares that are subject to a fully vested and immediately exercisable option (the "Option") that was issued to Mr. Stronach by the Company on November 5, 1999 in partial consideration for his services as Chairman of the Company. The Option is held directly by Mr. Stronach.

      Mr. Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are Elfriede Stronach, Belinda Stronach and Andrew Stronach, who are immediate family members of Mr. Stronach. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Mr. Stronach.

      The Stronach Trust owns more than 99.9% of the outstanding voting securities of 445327. 445327 holds 726,829 Class B Shares, which are convertible into the same number of Class A Shares at any time at the option of 445327. Such Class B Shares represent approximately 55.5% of the total votes carried by the Class A Shares and the Class B Shares.

      865714 Ontario Inc. ("865714"), an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of the Company and the sale thereof to members of Company management, beneficially owns 91,740 Class A Shares issuable upon conversion of the same number of Class B Shares held by it. Pursuant to a shareholder agreement, the Company may exercise dispositive power with respect to these Class B Shares.

      Delaware Charter Guarantee & Trust ("Delaware Trust"), conducting business under the trade name Principal Trust Company, is the trustee of the Employees Deferred Profit Sharing Plan (the "US DPSP"), which beneficially owns 1,894,279 Class A Shares. Delaware Charter Guarantee & Trust has the power to vote the shares held in the US DPSP. However, as Chairman of the Company, Mr. Stronach has the right to direct Delaware Trust with respect to the voting and disposition of the Class A Shares held by the US DPSP.

      Sun Life Financial Trust Inc. ("Sun Life") is the trustee of the Magna Deferred Profit Sharing Plan (the "Canadian DPSP"), which beneficially owns 4,013,472 Class A Shares (including 111,595 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it). Sun Life has the power to vote the Class A Shares held by the Canadian DPSP. However, as Chairman of the Company, Mr. Stronach has the right to direct Sun Life with respect to the voting and disposition of the Class A Shares held by the Canadian DPSP.

      Mr. Stronach is a partner of Stronach & Co. ("S&Co."), an entity that provides consulting services to certain subsidiaries of the Company. S&Co. holds options to purchase a total of 548,475 Class A Shares.

      Mr. Stronach, the Stronach Trust and 445327 do not admit that any of them beneficially owns any Class A Shares that are not held directly by such persons. Without limitation of the foregoing, Mr. Stronach disclaims beneficial ownership of Class A Shares that are or may be deemed to be beneficially owned by S&Co., the Stronach Trust, 445327, the Company, 865714, the US DPSP or the Canadian DPSP for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of all such Class A Shares, (i) Mr. Stronach is the beneficial owner of 7,374,795 Class A Shares, representing 6.6% of the Class A Shares, (ii) the Stronach Trust is the beneficial owner of 818,569 Class A Shares, representing 0.7% of the Class A Shares and (iii) 445327 is the beneficial owner of 818,569 Class A Shares, representing 0.7% of the Class A Shares (in each case determined in accordance with Rule 13d-3).

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      The transactions contemplated by the Transaction Agreement would be effected by way of a court approved plan of arrangement (the "Plan of Arrangement") under the laws of Ontario, Canada and is subject to court and regulatory approvals and, subject to court approval, the following shareholder approvals:

      o two-thirds of the votes cast by holders of the Class A Shares and Class B Shares represented at a shareholders meeting to be convened by the Company, voting together;

      o two-thirds of the votes cast by the holders of the Class B Shares represented at such shareholders meeting, voting separately as a class;

      o a majority of the votes cast by holders of the Class A Shares and Class B Shares represented at such shareholders meeting, excluding shares held by 445327, the Reporting Persons and any other "insiders," (as defined in the Toronto Stock Exchange Company Manual), voting together;

      o a majority of votes cast by holders of the Class A Shares represented at such shareholders meeting, excluding shares held by such "insiders," voting separately as a class; and

      o with respect only to the redemption and modification of the Class B Shares described below, a majority of the votes cast by holders of the Class B Shares represented at such shareholders meeting, excluding shares held by 445327, the Reporting Persons, and certain other parties deemed to be "interested" shareholders under applicable Canadian law, voting separately as a class.

      Completion of the transaction is also subject to finalizing definitive documentation and customary closing conditions. The Transaction Agreement may be terminated under certain circumstances before the effectiveness of the Plan of Arrangement, including (i) by mutual agreement of the Company, RM and 445327, (ii) by the Company on five days' notice or by either RM or 445327 if the Company's board of directors fails to recommend, recommends against or withdraws, modifies or changes its approval or recommendation of the Plan of Arrangement in a manner adverse to RM, (iii) by the Company, 445327 or RM if the Certificate of Arrangement has not been issued on or before October 31, 2007, or such later date as may be mutually agreed from time to time, or (iv) by RM if the Company enters into certain transactions outside the ordinary course of business.

      Pursuant to the Transaction Agreement, 445327 would, among other things, incorporate a wholly-owned subsidiary ("446"), which would, in turn, incorporate a wholly-owned subsidiary ("Newco"). Pursuant to the Plan of Arrangement, 445327 would transfer the 726,829 Class B Shares currently held by it to 446, which would in turn transfer such Class B Shares to Newco in return for 420 Class B shares of Newco that would carry an approximately 53% voting interest and 42% dividend entitlement. The remainder of the share capital of Newco would be divided such that (x) RM Sub would hold 420 Class C shares of Newco that would carry an approximately 36% voting interest and 42% dividend entitlement (subject to certain contingencies and conditions) and (y) the Reporting Persons would hold in the aggregate, indirectly, 130 Class A shares and 30 Class D non-voting shares of Newco that would represent in the aggregate an approximately 11% voting interest (shared equally as between Mr. Walker and Mr. Wolf only) and approximately a 16% dividend entitlement in Newco. RM Sub's interest in Newco would be issued in consideration for US$76,830,000, constituting 5% of the "RM Investment Amount" (being US$1,536,600,000) and the interest of the Reporting Persons in Newco would be issued in exchange for the transfer by the Reporting Persons to Newco of 605,000 Class A Shares currently held by them.

      Further to the Plan of Arrangement, Newco would subscribe for 1,000,000 preferred shares of its wholly-owned subsidiary ("Newco II") for cash equal to 5% of the RM Investment Amount. Newco would also own 100 voting shares of Newco II. RM Sub would subscribe for 100 non-voting common shares of Newco II and loan to Newco II an amount equal to the Canadian dollar equivalent of US$1,459,770,000, being 95% of the RM Investment Amount (the "Newco II Loan"). Newco II would subscribe for 20,000,000 Class A Subordinate Voting Shares at a price equal to the RM Investment Amount using the proceeds of the Newco II Loan and the Newco II subscription amount contributed to Newco.

      As a result of the transactions contemplated by the Transaction Agreement, Newco and Newco II would hold 20,605,000 Class A Shares and 726,829 Class B Shares, collectively representing approximately 56.9% of the total voting power of the Class A Shares and Class B Shares. If approved by the minority Class B shareholders pursuant to a special vote of the Class B Shareholders pursuant to the Plan of Arrangement: (i) the Company would acquire for cancellation all the outstanding Class B Shares other than those held by Newco for Cdn$114.00 in cash per Class B Share; and (ii) the number of votes per share attached to the Class B Shares would be reduced to 300 votes per Class B Share. As a consequence, Newco and Newco II would control Class A Shares and Class B Shares collectively representing approximately 68.8% of the total voting power of the Class A Shares and Class B Shares.

      The 20,000,000 Class A Subordinate Voting Shares held by Newco II would be pledged by Newco II as security for the Newco II Loan. RM Sub is permitted to pledge some or all of the Newco and Newco II shares held by it, as well as the Newco II Loan and the 20,000,000 Class A Shares pledged to RM Sub as security for the Newco II Loan, to the person or persons providing financing to RM or RM Sub in respect of the RM Investment Amount.

      As a result of the transactions contemplated by the Transaction Agreement, the shareholders of Newco would share (pro rata to their respective equity interests) in any dividends received on the Class A Shares and the Class B Shares held by Newco and Newco II. Under the terms of the Transaction Agreement, at any time after the second anniversary of the effective date of the Plan of Arrangement, RM Sub would have the right to sell its Newco shares and any Newco II shares it holds to Newco or its designee (the "RM Exit Right") for a purchase price that would result in RM Sub receiving (a) the pre-tax value to Newco II of 20,000,000 Class A Shares up to the RM Investment Amount plus (b) 50% of the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Class A Shares exceeds the RM Investment Amount less (c) 25% of the tax incurred by Newco and Newco II in connection with such buyback. In addition, at any time after the third anniversary of the effective date of the Plan of Arrangement, 446 would have the right to require RM Sub to sell its Newco shares and any Newco II shares it holds to Newco or its designee (the "446 Exit Right") for a purchase price that would result in RM Sub receiving
(x) the pre-tax value to Newco and Newco II of 20,000,000 Class A Shares up to the RM Investment Amount plus (y) the amount, if any, by which the pre-tax value to Newco and Newco II of 20,000,000 Class A Shares exceeds the RM Investment Amount less (z) any tax incurred by Newco and Newco II in connection with such buyback.

      In connection with the transactions contemplated by the Transaction Agreement, RM Sub entered into an agreement (the "European Transaction Agreement") whereby, on the effective date of the Plan of Arrangement, it would invest a net amount of US$150 million for a 50% interest in Styria Management Limited, a European company that provides the consulting services of Mr. Stronach in relation to the Company's business outside Canada and Austria. As a result of this investment, RM would be entitled to a 50% share of consulting fees paid by the Company and its affiliates to S&Co. and its affiliates under the existing arrangements. The completion of the transactions contemplated by the European Transaction Agreement is conditional upon the effectiveness of the Plan of Arrangement.

Newco Governance

Under the Transaction Agreement, 446, RM, RM Sub and the Reporting Persons would enter into certain agreements governing their relationship with respect to Newco and Newco II and providing for the RM Exit Right, the 446 Exit Right and certain other matters. The terms of such agreements would specify, among other things, the following:

      o the board of directors of Newco would consist of 6 directors: 2 nominees of 446 (including the Chair), 2 nominees of RM Sub and each of the co-chief executive officers of the Company (being nominees of the Reporting Persons), provided that (i) if either of the co-chief executive officers ceases to serve as a Newco director, unless 446 and RM Sub otherwise agree, neither of the co-chief executive officers would be entitled to remain a director of Newco and the Reporting Persons would no longer be entitled to Newco Board representation and (ii) if either of the co-chief executive officers resigns as an executive officer of the Company, unless 446 and RM Sub otherwise agree, such co-chief executive officer would be entitled to continue to serve as a director of Newco;

      o each of 446 and RM Sub would have veto rights over all actions taken by Newco and Newco II, other than voting in respect of the election or removal of directors of the Company or Newco II (in accordance with the terms set out below);

      o 446 and RM Sub would cause the Class A Shares and Class B Shares held by Newco and Newco II to be voted to effect the following in respect of the
Company:

            o the Company's board would consist of 14 directors: 6 nominees of 446 (including the Chair), 6 nominees of RM Sub and 2 nominees of the Reporting Persons (both co-chief executive officers of the Company);

            o at least 4 nominees of each of 446 and RM Sub must meet the independence requirements of applicable securities laws and stock exchange rules;

            o there would be governance guidelines that would provide that: (i) directors shall declare their interest and abstain from voting on all matters where there is an actual or perceived conflict, including, in the case of the Reporting Persons who are directors, the appointment of members to Board committees or on any matter where 446 or RM Sub have declared a conflict; and (ii) any material transaction "out of the ordinary course of business" (as such term is defined in the Transaction Agreement) shall require the support of two-thirds of the Company's directors, where a transaction shall be deemed to be material if the transaction exceeds certain specified thresholds;

            o without the prior approval of the Newco board of directors, neither RM Sub nor 446 (nor their respective affiliates nor their shareholders) would be permitted to acquire any additional shares of the Company, excluding Class A Shares which, when added to the Class A Shares held or controlled by Newco, Newco II and their shareholders (after giving effect to the exercise of any options held by them), would not exceed 20% in aggregate of the Class A Shares outstanding; and

            o the board of directors of Newco II would be the same as the board of directors of Newco, unless otherwise agreed to by the Newco board of directors.


Item 7. Material to be Filed as Exhibits.

      The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

         Exhibit A           Joint Filing Agreement

         Exhibit B           Transaction Agreement dated May 10, 2007
                             (Incorporated by reference from Exhibit C to the Schedule 13D/A filed on May 14, 2007 by Frank
                             Stronach, The Stronach Trust and 445327 Ontario
                             Limited).

                                   Signature

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2007



                                             SIEGFRIED WOLF


                                             /s/   SIEGFRIED WOLF
                                             -------------------------



                                             DONALD J. WALKER


                                             /s/  DONALD J. WALKER
                                             -------------------------



                                             VINCENT J. GALIFI


                                             /s/  VINCENT J. GALIFI
                                             -------------------------



                                             PETER KOOB


                                             /s/  PETER KOOB
                                             -------------------------



                                             JEFFREY O. PALMER


                                             /s/   JEFFREY O. PALMER
                                             -------------------------



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

      The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A



                             JOINT FILING AGREEMENT

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D reporting each of the undersigned's beneficial ownership of the Class A Subordinate Voting Shares of Magna International Inc. and hereby affirm that such Statement on Schedule 13D is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



      Dated: May 18, 2007



                                             SIEGFRIED WOLF


                                             /s/   SIEGFRIED WOLF
                                             -------------------------



                                             DONALD J. WALKER


                                             /s/  DONALD J. WALKER
                                             -------------------------



                                             VINCENT J. GALIFI


                                             /s/  VINCENT J. GALIFI
                                             -------------------------



                                             PETER KOOB


                                             /s/  PETER KOOB
                                             -------------------------



                                             JEFFREY O. PALMER


                                             /s/   JEFFREY O. PALMER
                                             -------------------------